Exhibit 99.11
Consent of Rex Berthelsen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resource estimates for the Mesquite Mine, Cerro San Pedro Mine and El Morro Project, and to use of information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended and restated on June 12, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Rex Berthelsen
Name:	Rex Berthelsen
Title:	FAusIMM, CPGeo, and Principal Geologist for New Gold Inc.